
SEC MAIL PROCESSING
RECEIVED
SEP 07 2005
WASH. D.C.
198
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

AMENDMENT NO. 1

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 1 4d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Powermax Energy Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

High Plains Energy Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

429913106
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 246- 5070

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications)

August 22, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

*Offer to Purchase and Take-over Bid Circular of High Plains Energy Inc. ("High Plains"), dated August 22, 2005 (the "Circular")

*Letter of Transmittal for Powermax Shareholders

*Notice of Guaranteed Delivery for Powermax Shareholders

Notice of Extension dated September 2, 2005

Item 2. Informational Legends

*See page 2 of the Circular.

PART II

INFORMATION NOT SENT TO SECURITY HOLDERS

*Pre-Merger Agreement dated July 27, 2005

*Press Release dated July 28, 2005

*Material Change Report dated August 3, 2005

PART III

CONSENT TO SERVICE OF PROCESS

*See Form F-X filed concurrently with Form CB

PART IV

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

"Scott Wilson"
(Signature)

M. Scott Wilson
Director and Corporate Secretary
High Plains Energy Inc.

September 7, 2005

*Previously furnished.

This document is important and requires your immediate attention. It should be read in conjunction with the Offer to Purchase and accompanying Circular of High Plains Energy Inc. dated August 22, 2005. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

September 2, 2005

NOTICE OF EXTENSION

of

HIGH PLAINS ENERGY INC.

in respect of its

OFFER TO PURCHASE

all of the Common Shares

of

POWERMAX ENERGY INC.

This is an extension to the offer to purchase and the accompanying take-over bid circular (the "Circular") dated August 22, 2005 of High Plains Energy Inc. ("High Plains") pursuant to which High Plains is offering to purchase all of the outstanding common shares ("Powermax Shares") of Powermax Energy Inc. ("Powermax") on the terms and conditions set forth in the Offer, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery (the "Offer").

Except as otherwise set forth in this Notice, the information, terms and conditions contained in the Offer continue to be applicable in all respects and this Notice should be read in conjunction with the Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Offer. The term "Offer" means the Offer, as amended by this Notice.

The Offer, as amended in accordance with this Notice, is open for acceptance until 4:30 p.m. (Calgary time) on September 28, 2005, unless extended or withdrawn.

The board of directors of Powermax has unanimously recommended that shareholders of Powermax accept the Offer. Powermax's financial advisor, Northern Securities Inc., has expressed an opinion to the board of directors of Powermax that the consideration to be received by the holders of Powermax Shares pursuant to the Offer is fair, from a financial point of view, to holders of Powermax Shares. For further information, refer to the Directors' Circular of the board of directors of Powermax.

Holders of Powermax Shares who wish to accept the Offer must properly complete and execute the Letter of Transmittal provided with the Offer or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Powermax Shares, at the offices of Valiant Trust Company (the "Depositary") shown in the Letter of Transmittal and on the last page of this document, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Powermax Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and additional copies of this Notice, the Offer, the Circular, the Notice of Change, the Letter of Transmittal and Notice of Guaranteed Delivery, as well as documents incorporated by reference therein, may be obtained upon request without charge from those persons at their respective offices shown in the Letter of Transmittal and on the last page of this document. Persons whose Powermax Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Powermax Shares.

HIGH PLAINS ENERGY INC.

NOTICE OF EXTENSION TO TAKE-OVER BID

TO: SHAREHOLDERS OF POWERMAX ENERGY INC.

By notice to the Depositary, High Plains has amended the Offer pursuant to which High Plains is offering to purchase all of the issued and outstanding Powermax Shares on the terms and conditions set forth in this Notice.

Except as otherwise set forth in this Notice of Extension (the "Notice"), the information, terms and conditions contained in the Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith. All capitalized terms used herein and not specifically defined herein shall have the meanings set forth in the Offer unless the context otherwise requires. The term "Offer" means the Offer, as amended by this Notice.

1. Extension of the Offer

The Expiry Date has been amended so as to mean September 28, 2005, unless the Offer is further extended (pursuant to Section 5 of the Offer, "Extension and Variation of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer, as so extended, expires.

2. Rights of Withdrawal

All deposits of Powermax Shares pursuant to the Offer are irrevocable, provided that any Powermax Share deposited in acceptance of the Offer (other than such Powermax Shares as are deposited pursuant to the Pre-Tender Agreements except as provided therein) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Powermax Shares are taken-up by High Plains.

Shareholders will otherwise have the right to withdraw Powermax Shares under the circumstances and in the manner described in Section 7 of the Offer, "Withdrawal of Deposited Powermax Shares".

3. Consequential Amendments

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer, the Circular, the Notice of Change, the Letter of Transmittal and the Notice of Guaranteed Delivery. Except as varied by this Notice, all terms of the Offer remain in effect, unamended.

4. Statutory Rights

Securities legislation and certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of recession or to damages, or both, if there is misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within the prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of High Plains Energy Inc.

The foregoing, together with the Offer and Circular as it has been supplemented by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 2nd day of September, 2005.

(signed) "*Benhard A. Anderson*"
President and Chief Operating Officer

(signed) "*Vincent Ghazar*"
Chief Financial Officer

On behalf of the Board of Directors

(signed) "*M. Scott Wilson*"
Director

(signed) "*Jeffrey J. Scott*"
Director

The Depositary for the Offer is:

VALIANT TRUST COMPANY

By Mail:

Calgary
Valiant Trust Company
310, 606 4th Street SW
Calgary, Alberta T2P 1T1
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

OR

Vancouver
Valiant Trust Company
22nd Floor Park Place
666 Burrard Street
Vancouver, British Columbia V6C 2X8
Attention: Corporate Actions

Toll-Free: 1-866-313-1872
Email: inquiries@valianttrust.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.